FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 28, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS’ ANNUAL GENERAL MEETING DECISIONS

MTS PRESS RELEASE. JUNE 28, 2006

MOSCOW, RUSSIAN FEDERATION — JUNE 28, 2006 — MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THE DECISIONS MADE AT THE ANNUAL GENERAL MEETING (AGM) OF THE COMPANY’S SHAREHOLDERS ON JUNE 23, 2006.

The Meeting adopted the following resolutions:

•                  To approve the Company’s Russian version of the annual report and annual accounting statements in accordance with the Russian Accounting Standards.

•                  To pay an annual dividends of RUR 7.6 per ordinary MTS share (approximately $1.4 per ADR(1)) for the 2005 fiscal year, amounting to a total of RUR 15.15 billion ($561.98 million(2)). Dividends should be paid out before the end of 2006.

(1) According to the Russian Central Bank exchange rate of 26.9569 RUR/$ as of May 18, 2006.

(2) The amount is 50% of net income under US GAAP.

•                  To elect the following persons to the MTS Board of Directors (BoD):

•                  Alexey Buyanov, Senior Vice President, Sistema;

•                  Alexander Gorbunov, Head of the Corporate Development Department, Sistema;

•                  Vladimir Lagutin, Member of the Board of Directors of Sistema and Sistema Telecom;

•                  Leonid Melamed, President and CEO of MTS;

•                  Sir Peter Middleton GCB, independent member of MTS’ BoD;

•                  Helmut Reuschenbach, independent member of MTS’ BoD;

•                  Sergey Schebetov, General Director, Sistema Telecom.

The number of the BoD remains unchanged from last year.

•                  To approve the Statute on the Audit Commission.

•                  To approve CJSC Deloitte and Touche CIS as MTS’ auditor.

•                  To approve a new version of MTS’ Charter, the new version of the Statute on the President of MTS whereby the President shall be elected by the BoD by a majority of votes of its elected members, the new version of the Statute on the Board of Directors and the new version of the Statute on the General Meeting of Shareholders.

“The AGM approved the recommendation of the BoD with respect to the distribution of the Company’s profits for full year 2005, whereby the annual remuneration of the BoD members was lowered by more than three times. I welcome this decision of our shareholders as it fully reflects MTS’ new corporate governance policy that is aimed at increasing the efficiency of profit distribution and cost optimization,” highlighted Sergey Schebetov, the Chairman of the Company’s BoD.

WWW.MTS.RU

MTS’ ANNUAL GENERAL MEETING DECISIONS

MTS PRESS RELEASE. JUNE 28, 2006

The Board of Directors meeting took place on the same day and re-appointed Sergey Schebetov as Chairman and Vladimir Lagutin as Deputy Chairman of the Board of Directors. Independent directors Helmut Reuschenbach and Sir Peter Middleton were appointed to the Company’s Audit Committee along with Alexey Buyanov, who will have non-voting “observer” status on the Audit Committee.

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For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 62.89 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of approximately 233.1 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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WWW.MTS.RU

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Leonid Melamed
		Name:	Leonid Melamed
		Title:	CEO

Date: June 28, 2006